NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

Frankfurt Symbol: AB2

AMERICAN BONANZA DISCOVERS NEW GOLD ZONE AT COPPERSTONE

November 23, 2006 - American Bonanza Gold Corp. TSX: BZA) (“Bonanza”) is pleased to update the progress and results of the exploration drilling program that began during August. Phase I of that program is 66% complete with 21 reverse circulation holes totaling 19,012 feet (5,795 meters) testing 8 of the proposed 10 targets. Bonanza has received assays for the first 12 holes, which are initial exploration tests of five targets.

Positive results from the first five targets tested include gold mineralization in 3 targets with alteration and structural settings similar to the high grade gold zones at Copperstone. Favorable alteration and structure encountered in 7 holes are encouraging results that indicate close proximity to a Copperstone-type system and will require follow-up drilling.

The current drilling program is testing several geophysical and structural targets within one kilometer of the Copperstone high grade gold resources. Completion of the Phase I drilling program is estimated by the end of December. A map of the drilling is available on Bonanza’s website at http://www.americanbonanza.com/i/maps/copperstone/2006-11-23_NRM.gif.

The best gold assay received is from drill hole 06CS-12 which was designed to explore for the buried southern extension of the main mineralized structure, the Copperstone Fault. The hole encountered favorable alteration and structure in an area that may represent a portion of the Copperstone Fault that has been displaced by a later fault. Drill hole 06CS-12 encountered 3.05 meters grading 6.7 grams per tonne gold (10 feet grading 0.194 ounces of gold per ton) located 385 meters (1,265 feet) from the southern edge of the open pit, where very limited drilling has been done previously. This is within a 7.6 meter interval grading 3.1 grams per tonne gold (25 feet grading 0.09 ounces of gold per ton).

Brian Kirwin, President and CEO commented: “This exciting result indicates substantial potential to expand the Copperstone resources. No prior drill testing has been completed in this area, which is close enough to the existing infrastructure and resources to be developed at the same time as the existing resources.” Follow up drilling for this and other targets is currently being planned.

Other favorable gold assays received include a down dip intersection of the Copperstone Fault on the southeast edge of the open pit where previous drilling had not cut off mineralization. Drill hole 06CS-11 intercepted 3.05 meters grading 2.13 grams per tonne gold (10 feet grading 0.062 ounces per ton) 150 meters (500 feet) down dip from the nearest previous gold intercept. This result indicates potential to extend the A Zone gold resources down dip.

Drill hole 06CS-09 is located on a geophysical anomaly on the east side of the exploration area and intersected 16.8 meters grading 0.51 grams per tonne gold (55 feet grading 0.015 ounces per ton) where the hole was lost in a fault with strong alteration. This significant result could lead to the discovery of new economic gold mineralization in this area during a follow up drilling program. Seven of the remaining nine drill holes encountered favorable alteration and fault structures, while two drill holes did not encounter the anticipated alteration or structure and will not require follow up drilling. All drill holes were drilled at high angles to the targeted structures and represent nearly true thicknesses.

About Copperstone

The Copperstone Property is located in western Arizona within the regional Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Bonanza controls over 3,600 contiguous hectares of prospective ground at the Copperstone Property. Mine development advantages for Copperstone are significant and should dramatically compress the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource and overburden. Existing infrastructure remaining from the previous operation consists of a dedicated 69 kV power line and substation, three operating water wells with a 200 hp pumping capacity (both electrical power and water supply exceed the needs of a new underground gold mine at Copperstone), an office, maintenance shops and a laboratory building.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline that was designed to intercept high grade north of the pit at the D zone. Underground channel sampling in the D-zone, as previously reported, confirmed the multi-ounce high grade nature of the mineralization, including 1.4 meters grading 312.0 grams per tonne gold, 2.0 meters grading 140.6 grams per tonne gold, 2.9 meters grading 141 grams per tonne gold and 1.6 meters grading 99.4 grams per tonne gold.

In 2005 Bonanza commissioned AMEC E & C Services Inc., a respected international engineering firm, to complete a NI 43-101 compliant resource estimate. As previously announced the AMEC estimated mineral resource, effective January, 2006, and based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold was reported as:

COPPERSTONE MINERAL RESOURCE
Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D A, B, C and D	Measured Indicated	10,400 960,000	20.93 10.62	7,005 327,924
A, B, C and D	Measured + Indicated	970,400	10.73	334,929
A, B, C and D	Additional Inferred	189,600	10.87	66,266

On a parallel path with the drilling program, Bonanza has collected environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with recognized qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

Bonanza has made the decision, as previously announced, to expand the mineral resource before making a production decision, partially based on the potential confirmed in the AMEC study. Further drilling in 2006 at Copperstone will be directed at targets generated by utilizing Bonanza’s new exploration model. If successful, the drilling will be followed by further engineering studies to support a positive production decision.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold property in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonzanza’s Vice President, Exploration. Mr. Hawkins is a qualified persons as defined by National Instrument 43-101 guidelines.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:	OR:
Longview Strategies Incorporated	Susan L. Wilson, Corporate Communications
Attention: Michael Rodger	Phone: 604-688-7508
Phone: 604-681-5755	Email: info@americanbonanza.com